Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Algoma Steel Group Inc., dated as of October 25, 2024, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned, is filed on behalf of each of them; and each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: October 25, 2024

Maple Rock Capital Partners Inc.

	By:	/s/ Stephen D. Lane
Stephen D. Lane, Chief Financial Officer

Xavier Majic
/s/ Xavier Majic